Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included in Exhibit 99.1 to the report on Form 6-K (the “Form 6-K”) to which this Exhibit 99.2 relates. This discussion and other parts of this Exhibit 99.2 and the Form 6-K may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in our annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “Annual Report”). References to “we,” “Genenta,” “us,” “our,” “the Company,” or “our company” herein are to Genenta Science S.p.A., including its subsidiary.

Our reporting currency and functional currency is the Euro. Unless otherwise explicitly stated or the context otherwise requires, references in this Exhibit 99.2 to “dollars,” “USD,” or “$” are to U.S. dollars, and references to “euros,” “EUR,” “Euros,” or “€” are to European Union euros.

Overview

We are a clinical-stage biotechnology company engaged in the development of hematopoietic stem cell gene therapies for the treatment of solid tumors. We have developed a novel biologic platform that involves the ex-vivo gene transfer of a therapeutic candidate into autologous hematopoietic stem/progenitor cells (“HSPCs”) to deliver immunomodulatory molecules directly to the tumor by infiltrating monocytes/macrophages (Tie2 Expressing Monocytes or “TEMs”). Our technology is designed to turn TEMs, which normally have an affinity for and travel to tumors, into a “Trojan Horse” to counteract cancer progression and prevent tumor relapse. Because our technology is not target-dependent, we believe it can be used for treatment across a broad variety of cancers.

Since our inception in 2014, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, acquiring or discovering product candidates, and securing related intellectual property rights, conducting discovery, research and development activities for our programs, and planning for eventual commercialization. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sales of equity securities, which through June 30, 2025, aggregated gross cash proceeds of approximately €70.1 million.

We do not have any products approved for sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates and programs. Our net losses for the six months ended June 30, 2025, and June 30, 2024, were approximately €3.8 million and approximately €4.0 million, respectively. As of June 30, 2025, and December 31, 2024, we had an accumulated deficit of approximately €59.9 million and €56.1 million, respectively. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including preclinical and clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses for at least the next several years as we advance our product candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Furthermore, we expect to continue incurring additional costs associated with operating as a public company, including significant legal, accounting, investor relations, and other expenses.

As a result, for our long-term strategy, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations with proceeds from outside sources, with most of such proceeds to be derived from sales of equity, debt and convertible securities in public offerings and private placements, including the net proceeds from our initial public offering (“IPO”) and follow-on offerings. We also plan to pursue additional funding from outside sources, including but not limited to our entry into or expansion of new borrowing arrangements; research and development incentive payments, government grants, pharmaceutical companies, and other corporate sources; and our entry into potential future collaboration agreements with pharmaceutical companies or other third parties for one or more of our programs. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and eventual commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

We are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability, mainly due to the numerous risks and uncertainties associated with product development and related regulatory filings, which we expect to make in multiple jurisdictions. When we are eventually able to generate product sales, those sales may not be sufficient to become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2025, we had cash and cash equivalents of approximately €5.2 million and marketable securities of approximately €12.5 million. We believe that our existing cash and cash equivalents and marketable securities, as of June 30, 2025, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “Liquidity and Capital Resources.” To finance our continuing operations, we may need to raise additional capital, which cannot be assured.

Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of our patients, business partners, employees, and other stakeholders. As a result, cybersecurity risk management is an integral part of our overall risk management and compliance program, and our current cybersecurity risk management processes are modeled after industry best practices, such as the National Institute of Standards and Technology Cybersecurity Framework, for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed by third-party service providers, and facilitate coordination across different departments of our Company

Our Board of Directors has overall oversight responsibility for our cybersecurity risk management; however, it delegates cybersecurity risk management oversight to our management and Board of Statutory Auditors. Our management and Board of Statutory Auditors are responsible for ensuring that we have processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

These processes include steps for assessing the severity of a cybersecurity threat, identifying the source of the threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing management and our Board of Directors of material cybersecurity threats and incidents. Our information technology consultant is responsible for assessing our cybersecurity risk management program, and we currently do not engage other third parties for such an assessment.

Our cybersecurity program is under the direction of our Chief Financial Officer and Finance Director, who receive reports from our information technology consultant and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Chief Financial Officer and Finance Director together have over 50 years of information technology experience in various roles of increasing importance. Their experience includes overseeing and supervising information technology risk management processes. Among their other duties as Chief Financial Officer and Finance Director, respectively, they manage our cybersecurity consultant, who is a certified and experienced information security professional, and who implements and monitors our various cybersecurity systems and tools.

Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, and maintaining cybersecurity programs, including:

●	implementing a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management promptly;

●	deploying technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;

●	establishing and maintaining comprehensive incident response and recovery plans that fully address our response to a cybersecurity incident, and such plans are tested and evaluated regularly; and,

●	providing regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes, and practices.

Management, including our Chief Financial Officer and Finance Director, regularly updates our Board of Statutory Auditors on our cybersecurity processes, material cybersecurity risks, and mitigation strategies. Our Board of Statutory Auditors, in coordination with our management, reports all material cybersecurity risks to our Board of Directors.

We have strengthened our cybersecurity program by evolving it into a comprehensive cybersecurity risk management framework, with a forward-looking roadmap focused on increasing risk awareness among employees and collaborators, reinforcing defenses, enhancing threat detection capabilities, and safeguarding the confidentiality, integrity, and availability of our critical systems and data.

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Components of Operating Results

Revenue

We have not generated any revenue since inception and do not expect to generate any revenue from the sale of products until we obtain regulatory approval for, and commercialize, our product candidate(s).

Operating Expenses

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Research and Development Expenses

We expense research and development costs as incurred. These expenses consist of costs incurred in connection with the development of our product candidates, including:

●	license fees and milestone payments incurred in connection with our license agreements;

●	expenses incurred under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), as well as investigative sites and consultants that conduct our clinical trials, preclinical studies, and other scientific development services;

●	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and, in due course, clinical trial materials and commercial materials, including manufacturing validation batches;

●	employee-related expenses, including salaries, social security charges, related benefits, severance indemnity in case of termination of employees’ relationships, travel and stock-based compensation expense for employees engaged in research and development functions, and consulting fees;

●	costs related to compliance with regulatory requirements; and,

●	facilities costs, depreciation, and other expenses, which include rent and utilities.

Our research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs, and central laboratories in connection with our preclinical development, process development, manufacturing, and clinical development activities. Our research and development expenses by program also include fees incurred under license agreements, as well as option agreements with respect to licensing rights. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We primarily use internal resources to oversee research and discovery activities as well as to manage our preclinical development, process development, manufacturing, and clinical development activities. These employees work across programs, and therefore, we do not track their costs by program. We elected to present the research and development credit net of the related research and development expenditure in the Consolidated Statements of Operations and Comprehensive Loss. However, some of our research and development expenses are allocated by program:

	Six Months Ended June 30,
	2025	2024
	(Unaudited)
Direct research and development expenses by program:
TEM-GBM Phase 1	€97,091	€643,460
TEM-GBM Phase 2	-	2,500
TEM-LT	4,715	-
TEM-GU Phase 1	380,905	282,250
Unallocated costs:
Personnel (including share-based compensation)	354,453	679,066
Consultants and other third party	190,105	190,998
Materials & supplies	407,889	209,025
Travel & entertainment	14,935	17,592
Other	4,643	15,499

Total research and development expenses	€1,454,736	€2,040,391

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Our research and development efforts may result in significant expenses over time, including costs associated with personnel, clinical activities, contractors, and facilities. We could also incur additional obligations, such as milestone or royalty payments, under existing or future license agreements related to our product candidates. The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing, and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the scope, progress, outcome, and costs of our preclinical development activities, clinical trials, and other research and development activities;

●	establishing an appropriate safety profile with IND-enabling studies;

●	successful patient enrollment in, and the design, initiation, and completion of, clinical trials;

●	the timing, receipt, and terms of any marketing approvals from applicable regulatory authorities;

●	establishing and maintaining clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

●	obtaining, maintaining, defending, and enforcing patent claims and other intellectual property rights;

●	significant and changing government regulation;

●	qualifying for, and maintaining, adequate coverage and reimbursement by the government and other payors for any product candidate for which we obtain marketing approval;

●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

●	addressing any competing technological and market developments; and,

●	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect, or be forced by regulatory authorities, to discontinue, delay, or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the European Medicines Agency (“EMA”), United States (“U.S.”) Food and Drug Administration (“FDA”), or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in or treatment as part of any of our ongoing and planned clinical trials for any reason, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and consulting fees, related benefits, travel, and stock-based compensation expenses for individuals on our Board of Directors and personnel in executive, finance, and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting, and audit services.

We anticipate that our general and administrative expenses may increase in the future as we increase our headcount to support our continued research activities and the development of our product candidates. We also anticipate that we may continue to incur additional accounting, audit, legal, regulatory, compliance, directors’ and officers’ insurance costs, as well as investor and public relations expenses associated with being a public company. Additionally, if regulatory approval of a product candidate appears likely, we may incur further expenses in preparation for potential commercialization, including those related to sales and marketing activities.

Other Income (Expense)

Other income (expense) consists primarily of interest income (expense), foreign exchange income (loss), and gain (loss) from the sale or maturity of available-for-sale debt securities.

Income Taxes

We are subject to taxation in Italy and the U.S. Taxes are recorded on an accrual basis. Taxes, therefore, represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. Due to the tax loss position reported, no income taxes were due for the six months ended June 30, 2025, and June 30, 2024.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view regarding the future realization of deferred tax assets. We believe that it is more likely than not that the benefit for deferred tax assets will not be realized. In recognition of this uncertainty, a full valuation allowance was applied to the deferred tax assets. Future realization depends on our future earnings, if any, the timing, and amount of which are uncertain as of June 30, 2025. In the future, should management conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance would be reduced to the extent of such expected realization, and the amount would be recognized as a deferred income tax benefit in our Consolidated Statements of Operations and Comprehensive Loss.

There are open statutes of limitations for Italian tax authorities to audit our tax returns. There have been no material income tax-related interests or penalties assessed or recorded.

There is no liability related to uncertain tax positions reported in our financial statements.

In line with the legislation in force, as updated by the Italian Budget Law 2022, companies in Italy that invested in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit up to 10% of the increase of annual research and development expenses incurred, up to a maximum of €5.0 million, which can be used as compensation to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions. In addition, the tax credit due can only be used as compensation in three equal annual installments. The measure is provided up to the tax period ending December 31, 2031.

The Italian Budget Law 2023 established that the actual support of eligible expenses and their correspondence with the accounting documents must result from a specific certification issued by the person responsible for the legal audit, and, in addition to the audit report, a technical report is also required.

Results of Operations

Comparison of the Six Months Ended June 30, 2025, to the Six Months Ended June 30, 2024

The following table summarizes our results of operations for the six months ended June 30, 2025, and June 30, 2024:

	Six Months Ended June 30,
	2025	2024
	(Unaudited)
Operating expenses
Research and development	€1,454,736	€2,040,390
General and administrative	1,928,357	2,477,978
Total operating expenses	3,383,093	4,518,368

Loss from operations	(3,383,093)	(4,518,368)

Other income (expense)
Others income	8,781	180,781
Finance income	150,600	145,290
Net exchange rate gain (loss)	(602,873)	153,791
Total other income (expense), net	(443,492)	479,862

Loss before income taxes	(3,826,585)	(4,038,506)
Income tax benefit (expense)	-	-
Net loss	(3,826,585)	(4,038,506)
Net loss per share - basic	€(0.20)	€(0.22)
Weighted average number of shares outstanding - basic and diluted	18,767,859	18,256,622
Other comprehensive income/(loss)
Total change of marketable debt securities	(26,065)	(64,288)
Change in foreign currency translation	69,663	(16,081)
Total other comprehensive income/(loss)	43,598	(80,369)
Comprehensive loss	€(3,782,987)	€(4,118,875)

Research and Development Expenses

Research and development expenses were approximately €1.5 million for the six months ended June 30, 2025, as compared to approximately €2.0 million for the six months ended June 30, 2024. The decrease of approximately €0.5 million was primarily driven by: (1) lower clinical costs related to the TEM-GBM Phase 1 program, which incurred approximately €0.5 million less in 2025 compared to 2024 as patient enrollment and related activities decreased, and the TEM-GBM Phase 1 program was concluded; and (2) a reduction in personnel expenses of approximately €0.3 million, mainly due to a reversal of bonus accruals recorded in prior periods (2023 and 2024) that were not awarded nor paid. These decreases were partially offset by higher expenses for materials and supplies of approximately €0.2 million, mainly supporting the TEM-GU Phase 1 program. Other cost variations, including lower travel, entertainment, and other unallocated costs, as well as the start of TEM-LT activities, were not material.

General and Administrative Expenses

General and administrative expenses were approximately €1.9 million for the six months ended June 30, 2025, as compared to approximately €2.5 million for the six months ended June 30, 2024. The decrease of approximately €0.6 million was primarily due to: (1) lower compensation expenses, including share-based compensation, of approximately €0.2 million, mainly reflecting a lower accrual for variable remuneration; (2) reduced accounting, legal and professional fees of approximately €0.2 million, mainly driven by ongoing contract review activities with certain advisors aimed at cost savings; and (3) lower consultants and other third-party expenses of approximately €0.1 million, also reflecting cost optimization initiatives. Other cost categories, including communication & IT, facility & insurance, and miscellaneous items, remained broadly in line with the prior year and did not have a material impact on the overall variance.

Other Income (Expenses) and Finance Income (Expenses)

Other net income and net finance income amounted to a net expense of approximately €0.4 million for the six months ended June 30, 2025, as compared to a net income of approximately €0.5 million for the six months ended June 30, 2024. The 2025 result reflected financial income of approximately €0.6 million, mainly consisting of a reimbursement from BNY Mellon (approximately €0.4 million), returns from short-term investments (approximately €0.2 million), and interest income. These were offset by financial expenses of approximately €0.5 million, primarily due to due diligence costs related to the ENEA mandatory convertible bond (“MCB”) transaction (approximately €0.4 million), the fair value adjustment of the MCB (approximately €0.1 million), and other investment and banking fees.

Foreign Exchange Gains

For the six months ended June 30, 2025, we recorded a net foreign exchange loss of approximately €0.6 million, compared to a net foreign exchange gain of approximately €0.2 million for the six months ended June 30, 2024. This unfavorable change was primarily attributable to unrealized foreign exchange losses, reflecting the weakening of the U.S. dollar against the euro during the 2025 period, as illustrated below:

Forex gain realized	€13,216
Forex gain unrealized	€-
Forex loss realized	€(1,573)
Forex gain (loss) unrealized	€(614,517)

Net Loss

Our net loss was approximately €3.8 million for the six months ended June 30, 2025, as compared to approximately €4.0 million for the six months ended June 30, 2024. The improvement of approximately €0.2 million was primarily due to lower operating expenses, reflecting a reduction in research and development costs of approximately €0.6 million and a decrease in general and administrative expenses of approximately €0.5 million, offset by a swing of €0.9 million from other income of €0.5 million in 2024 to other expense of €0.4 million in 2025.

Liquidity and Capital Resources

Overview

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sales of quotas, in prior years as an S.r.l., and through our shares, in our IPO and follow on offerings as an S.p.A. We received gross cash proceeds of approximately €33.6 million from sales of quotas prior to our IPO, approximately €32.7 million of gross proceeds from the IPO and approximately €3.3 million from our at-the-market (“ATM”) offerings. As of June 30, 2025, we had approximately €5.2 million in cash and cash equivalents and €12.5 million in marketable securities maturing short-term.

	Six Months Ended June 30,
	(Unaudited)
	2025	2024
Net cash used in operating activities	€(5,587,079)	€(2,058,174)
Net cash (used in)/produced by investing activities	(4,436,757)	4,299,916
Net cash provided by financing activities	10,477,061	270,885
Effect of exchange rate changes	69,663	(16,081)
Net (decrease) increase in cash and cash equivalents	€522,888	€2,496,546
Cash and cash equivalents at beginning of year	4,581,749	3,691,420
Cash and cash equivalents at end of year	€5,104,637	€6,187,966

Operating Activities

Net cash used in operating activities was approximately €5.6 million for the six months ended June 30, 2025, compared to €2.1 million for the same period in 2024. The higher outflow in 2025 primarily reflected the absorption of working capital, including an increase in prepaid expenses and other current assets of approximately €1.5 million and lower accrued expenses (including related party) of approximately €0.9 million, compared to positive effects recorded in 2024.

Non-cash adjustments in 2025 included share-based compensation of approximately €0.4 million, retirement benefit accruals of approximately €0.1 million, and a €0.1 million fair value loss on financial instruments, partially offsetting the negative working capital effect.

Investing Activities

Net cash used in investing activities was approximately €4.4 million for the six months ended June 30, 2025, compared to net cash provided of €4.3 million in the same period of 2024. The 2025 outflow reflected net purchases of marketable securities (purchases of €12.4 million offset by maturities of €8.0 million), whereas in 2024 maturities of €13.3 million had exceeded purchases of €9.0 million, generating a net inflow.

Financing Activities

Net cash provided by financing activities was approximately €10.5 million for the six months ended June 30, 2025, compared to €0.3 million for the same period in 2024. The increase was mainly due to proceeds of €7.5 million from the issuance of a convertible bond in 2025, together with €3.0 million raised through our ATM program, compared to €0.3 million raised in 2024 exclusively through the ATM program.

Current Outlook

To date, we have not generated revenue and do not expect to generate significant revenue from the sale of any product candidate in the near future.

As of June 30, 2024, our cash and cash equivalents, and marketable securities were approximately €17.7 million. Our primary cash obligations relate to payments to personnel, OSR for clinical trial costs, AGC for manufacturing activities, and other providers for other clinical trial-related and manufacturing services.

Based on our estimates, operating and financial plans, and our existing cash, we estimate that our funds will be sufficient to fund our operations and capital expenditure requirements for more than the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials, and other research and development activities;

●	the scope, prioritization, and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing, and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, amending current manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates, or entering into new agreements with existing or new contract manufacturing organizations;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents, short-term deposits, and short-term marketable securities, as well as through additional financings, which we may seek through a combination of private and public equity offerings, debt financings and collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships.

We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

This expected use of cash and cash equivalents represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the available cash and cash equivalents to in-license, acquire, or invest in additional businesses, technologies, products, or assets.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs, and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies described below are critical to understand the judgements and estimates used in the financial statements and to fully understand and evaluate our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

●	vendors, including central laboratories, in connection with preclinical development activities, especially, OSR, a co-founding shareholder, significant related party vendor, and a leading center for ex-vivo gene therapy for inherited diseases;

●	CROs and investigative sites in connection with preclinical and clinical studies; and,

●	CMOs in connection with drug substance and drug product formulation of preclinical and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-Based Compensation

We measure share-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. We classify share-based compensation expense in our Statements of Operations and Comprehensive Loss in the same way as the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

With the adoption of Accounting Standards Update No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) on January 1, 2019, the measurement date for non-employee awards is the date of the grant. The compensation expense for non-employees is recognized, without changes in the fair value of the award, over the requisite service period, which is the vesting period of the respective award.

Research and Development Tax Credit Receivables

We account for our research and development tax credit receivable in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions and (2) the grant will be received. We elected to present the credit net of the related expenditure on the statements of operations and comprehensive loss. While these tax credits can be carried forward indefinitely, we recognize an amount that reflects management’s best estimate of the amount reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable.

Emerging Growth Company Status

We are an “emerging growth company.” Under the U.S. Jumpstart Our Business Startups Act (“JOBS Act”), an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities, or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s current investment policy is conservative due to the need to support operations. The Company maintains bank accounts with reputable banks and financial institutions and invests available cash in Italian and U.S. government bonds and treasury notes with short-term maturities and a minimum credit rating of “BBB.” A minority of the Company’s cash and cash equivalents and marketable securities are held in deposits that bear a small amount of interest. The Company’s market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following section.

We are an early-stage cell and gene therapy company commercializing technology licensed from OSR. The Company intends to continue to conduct its operations so that neither it nor its subsidiary is required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “‘40 Act”). To ensure that the Company does not become subject to regulation under the ‘40 Act, the Company may be limited in the type of assets that it may own or acquire. If the Company were to become inadvertently subject to the ‘40 Act, any violation of the ‘40 Act could subject the Company to material adverse consequences.

Foreign Currency Exchange Risk

The Company’s results of operations and cash flow may be subject to fluctuations due to changes in foreign currency exchange rates. The Company’s liquid assets and expenses are denominated in EUR and USD.

At June 30, 2025, the Company maintained €5.2 million in cash and cash equivalents and €12.5 million in marketable securities. Changes in the USD/EUR exchange rate could increase/decrease the Company’s operating expenses, especially as more costs are incurred in the U.S. or, as USD are exchanged for EUR to cover European operating costs. As the Company continues to grow its business, the Company’s results of operations and cash flows might be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact the Company’s results of operations.

Currently, the Company has recorded an unrealized net loss from exchange rate of approximately €0.6 million. The Company does not currently hedge its foreign currency exchange risk. In the future, the Company may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of its principal operating currencies. These measures, however, may not adequately protect the Company from the material adverse effects of such fluctuations.

The following table shows the impact of up to a 10% increase in the exchange rate between the Euro and the U.S. dollar. A weakening of the U.S. dollar relative to the average exchange rate of 1.0935 for the six-month period ended June 30, 2025, could impact expenses as follows:

	At June 30, 2025		Sensitivity
	USD	EUR	+1%	+5%	+10%

USD expenses	$850,660	€777,922	€(7,702)	€(37,044)	€(70,720)

Supplementary Risk Factor Disclosure

In addition to the risks that are discussed in our Annual Report in Item 3.D “Key Information—Risk Factors,” the following risks could materially impact our business, results of operations and financial condition.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. For instance, in September 2025, the Company filed a civil action before the Court of Milan against AGC Biologics S.p.A., seeking a declaratory judgment of nullity and/or termination, with retroactive effect, of the Master Service Agreement and related amendments. Legal proceedings can be time-consuming, divert management’s attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, from time to time, we may settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. Adverse outcomes in such proceedings or claims could result in significant liabilities, monetary damages, fines, or injunctive relief, which may materially impact our financial condition, results of operations, or cash flows. Additionally, the uncertainty surrounding litigation and the potential for adverse publicity related to such matters could harm our reputation, affecting customer confidence and investor perception.

We may engage, in strategic acquisitions or transactions, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may enter into transactions to acquire other businesses, products or technologies, and our ability to do so successfully cannot be ensured. While historically we have not completed any acquisitions, if our proposal to amend our by-laws to expand our corporate purpose is approved by shareholders, we may engage in strategic transactions, including acquisitions of or equity investments in strategic Italian companies.

Acquisitions involve a number of risks, including diversion of management’s attention, ability to finance the acquisition on attractive terms, failure to retain key personnel or valuable customers, legal liabilities, the need to amortize acquired intangible assets, and intellectual property ownership and infringement risks, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Any additional future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to governmental approval, execution, integration or underperformance relative to prior expectations. Acquisitions may not result in long-term benefits to us, and we cannot guarantee that we will be able to fully recover the costs of such acquisitions or that we will be successful in further developing the acquired business in the manner we anticipated. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

We may also experience unanticipated difficulties identifying suitable or attractive acquisition candidates that are available for purchase at reasonable prices and that meet our objectives. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not consummate acquisitions successfully that we target in the future. Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms or in the face of competition from other bidders. We also cannot predict the number, timing, or size of any future acquisitions or the effect that any such transactions might have on our operating results.